Filed by Leucadia National Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                              Subject Company: WilTel Communications Group, Inc.
                                                   Commission File No. 000-50040

                                                             Dated: May 15, 2003



For Immediate Release:

            LEUCADIA NATIONAL CORPORATION PROPOSES TO ACQUIRE WILTEL
                    COMMUNICATIONS GROUP, INC. COMMON STOCK

New York, NY - (Business Wire) - May 15, 2003 - Leucadia National Corporation (NYSE and PCX: LUK) ("Leucadia") announced that it sent the following letter today to the board of directors of WilTel Communications Group, Inc. ("WilTel") relating to a proposal to acquire the shares of WilTel common stock that it does not already beneficially own pursuant to a registered exchange offer:

"Gentlemen:

As you know, Leucadia National Corporation ("Leucadia") currently beneficially owns approximately 47% of the outstanding shares of common stock of WilTel Communications Group, Inc. ("WilTel"), which is just under the 49% authorized under the Stockholders Agreement between Leucadia and WilTel (the "Stockholders Agreement") and WilTel's Articles of Incorporation.

At the time the Stockholders Agreement was negotiated last year, it was agreed that Leucadia could make a "Permitted Investor Tender Offer" (as defined in the Stockholders Agreement) and that such a transaction would not be initiated prior to October 15, 2004 unless it was approved by a majority of the "Independent Company Directors" (as defined in the Stockholders Agreement) or by the holders of a majority of the WilTel shares not owned by Leucadia. Since that time, it has become clear to Leucadia that it would be in the best interests of both Leucadia and the WilTel stockholders unaffiliated with Leucadia to provide an opportunity for WilTel stockholders to receive Leucadia shares in exchange for their shares of WilTel common stock.

Accordingly, Leucadia hereby intends to commence a registered exchange offer in which stockholders of WilTel would receive 0.3565 common shares of Leucadia in exchange for each share of WilTel common stock (representing a 30% premium to WilTel's stock price based on the closing price of the common stock of Leucadia

($38.65 per share) and WilTel ($10.60 per share) on May 14, 2003). The exchange offer would be structured to qualify as a Permitted Investor Tender Offer, and in particular would have a non-waivable condition that the holders of at least a majority of the shares that are not beneficially owned by Leucadia have tendered and not withdrawn their shares (the "Minimum Condition"). Furthermore, if Leucadia were to acquire 90% or more of the outstanding WilTel shares, Leucadia intends to effect a backend merger at the same terms as offered in the exchange offer (such exchange offer and merger, collectively, the "Proposed Transaction"). If all of the publicly held WilTel shares are acquired by Leucadia, the former stockholders of WilTel would own approximately 13.6% of Leucadia.

We request that the Board of Directors agree that satisfaction of the Minimum Condition in the Proposed Transaction will enable the transaction to proceed. By tendering, the holders of A MAJORITY OF THE SHARES NOT OWNED BY LEUCADIA will be expressing their assent to Leucadia's acquisition of WilTel shares. Accordingly, Leucadia asks that the WilTel Board of Directors take all actions under the Stockholders Agreement and WilTel's Articles of Incorporation as necessary to allow the Proposed Transaction to be consummated as expeditiously as possible.

To require Leucadia to appeal to the stockholders twice (first through seeking stockholder approval and subsequently through making the exchange offer) would appear to serve no meaningful purpose, and in fact would delay the opportunity for WilTel stockholders to decide whether to participate in the Proposed Transaction.

We believe that the Proposed Transaction would be beneficial for all WilTel stockholders. Through the Leucadia shares that they will receive in the Proposed Transaction, WilTel stockholders will benefit from increased liquidity and at the same time continue to have an opportunity to share in the future performance of WilTel, as well as an opportunity to share in the performance of Leucadia's other investments (which will afford stockholders the benefit of a more diversified investment).

We appreciate your consideration of this proposal and look forward to your response.

                                               Very truly yours,
                                               Leucadia National Corporation"



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
                     Leucadia's has filed an amended Schedule 13D today with the Securities and Exchange Commission, which shareholders can obtain free of charge from the U.S. Securities and Exchange Commission's website at http: www.sec.gov.

                     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                     Any offer will only be made through a prospectus, which is part of a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). WilTel shareholders are urged to carefully review the registration statement and the prospectus included therein, and the Schedule TO and other documents relating to the offer that will be filed by Leucadia with the SEC when they become available because these documents will contain important information relating to the offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Leucadia with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any documents incorporated by reference therein and the Schedule TO have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. YOU SHOULD CAREFULLY READ THE PROSPECTUS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO WHEN THEY BECOME AVAILABLE BEFORE MAKING A DECISION CONCERNING LEUCADIA'S PROPOSED OFFER.



CONTACT:   Leucadia National Corporation, New York
           Laura Ulbrandt
           (212) 460-1900










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